

13003850

Received SEC

NOV 13 2013

Washington, DC 20549

Act: 1934
Section: 12g
Rule:
Public Availability: 11-13-2013

No Act
P.E 11/7/13

November 13, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Allied Defense Group, Inc.
Incoming letter dated November 7, 2013

Based on the facts presented, the Division will not object if ADG does not file future periodic reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, beginning with its quarterly report on Form 10-Q for the quarter ended September 30, 2013. In reaching this position, we particularly note the following:

- ADG's stockholders approved and adopted the Plan of Dissolution;
- ADG will file reports on Form 8-K to disclose any material events relating to its winding up and dissolution, including the amounts of any liquidation distributions, payments and expenses;
- ADG will file a final report on Form 8-K and a Form 15 when the dissolution is complete;
- ADG is current in its reporting obligations under the Exchange Act;
- ADG filed its Certificate of Dissolution with the Delaware Secretary of State and the effective date of the dissolution was August 31, 2011;
- There is no trading in ADG's securities; and
- ADG's transfer agent has closed ADG's stock transfer books and discontinued recording transfers of ADG's stock.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the questions presented.

Sincerely,

Michael J. Reedich
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

November 13, 2013

Mail Stop 4561

John B. Beckman, Partner
Hogan Lovells LLP
555 13th Street, N.W.
Washington, DC 20004

Re: The Allied Defense Group, Inc.

Dear Mr. Beckman:

In regard to your letter of November 7, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,



Jonathan A. Ingram
Acting Chief Counsel


Hogan
Lovells

November 7, 2013

BY ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

1934 Act
Section 12(g)
Section 13(a)
Section 15(d)

Re: The Allied Defense Group, Inc.

Ladies and Gentlemen:

On behalf of The Allied Defense Group, Inc., a Delaware corporation ("ADG"), we are writing to request relief from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") from the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") in light of ADG's pending dissolution and liquidation. ADG specifically requests that the staff grant it relief from further reporting requirements under Sections 13(a) and 15(d) of the Exchange Act, beginning with ADG's Quarterly Report on Form 10-Q for the third fiscal quarter of 2013 ending September 30, 2013. ADG proposes to undertake to disclose any material developments relating to its liquidation and dissolution on Current Reports on Form 8-K until ADG completes its liquidation at which time it will file a Form 15.

I. BACKGROUND

The Asset Sale and Plan of Complete Liquidation and Dissolution.

ADG previously conducted a multinational defense business focused on the manufacture and sale of ammunition and ammunition related products for use by the U.S. and foreign governments. ADG's business was conducted by two wholly-owned subsidiaries: MECAR sprl, formerly MECAR S.A. ("Mecar"), and ADG Sub USA, Inc., formerly MECAR USA, Inc. ("Mecar USA").

On June 24, 2010, the ADG signed a definitive purchase and sale agreement (the "Agreement") with Chemring Group PLC ("Chemring") pursuant to which Chemring agreed to acquire substantially all of the assets of the ADG for $59.56 million in cash and the assumption of certain liabilities.

In conjunction with the Agreement, the Board of Directors of ADG unanimously approved the dissolution of ADG pursuant to a Plan of Complete Liquidation and Dissolution ("Plan of Dissolution"). On July 28, 2010, ADG filed a definitive proxy statement pursuant to Regulation 14A under the Exchange Act, relating to the proposed asset sale with Chemring and the Plan of Dissolution. ADG's stockholders approved the asset sale at a special meeting of stockholders held on August 31, 2010. The special meeting was adjourned to a later date with respect to the proposal to approve the Plan of Dissolution.

On September 1, 2010, ADG completed the asset sale to Chemring. The asset sale to Chemring consisted of a sale of the capital stock of Mecar, ADG's principal operating subsidiary, for $45.81 million in cash, and separately the sale of substantially all of the assets of Mecar USA for $13.75 million in cash and the assumption by Chemring of certain specified liabilities of Mecar USA. A portion of the purchase price was paid through the repayment of certain intercompany indebtedness owed by Mecar to ADG that would otherwise have been cancelled at closing. Approximately $15 million of the proceeds of the sale was deposited into escrow to secure ADG's indemnification obligations under the Agreement. All of the escrowed funds, including interest income of $14,000 and net of indemnification amounts paid to Chemring of approximately $55,000, have now been released back to ADG for distribution to its stockholders.

Thereafter, ADG reconvened the special meeting of stockholders on September 30, 2010, and the stockholders approved the Plan of Dissolution at this reconvened meeting. Since this approval, ADG has been managed by its two directors who are also serving as its Chief Executive Officer and Chief Financial Officer. ADG no longer has any full-time employees. ADG no longer conducts any active business operations and is winding-up its affairs and preparing to dissolve in accordance with the Plan of Dissolution. However, in response to concerns of certain of its stockholders, ADG agreed to delay the filing of a certificate of dissolution with the Delaware Secretary of State so that the stockholders could continue to transfer ADG's common stock while ADG attempted to resolve the matters relating to the U.S. Department of Justice ("DOJ") subpoena, as described below. On August 31, 2011 (the "Dissolution Date"), ADG filed a certificate of dissolution (the "Certificate") with the Delaware Secretary of State.

DOJ and Commission Inquiries.

ADG received a subpoena from the DOJ on January 19, 2010 requesting that ADG produce documents relating to its dealings with foreign governments. The DOJ initially limited its request of documents to those relating to an indicted former employee of Mecar USA. The DOJ subsequently advised ADG that it was conducting an industry-wide review, and therefore the DOJ's investigation of ADG was expanded. The DOJ requested certain additional information from ADG over an approximate 42-month period and ADG complied with the DOJ's requests and supplied this information.

In a notice dated August 8, 2013 (the "DOJ Notice"), the DOJ advised ADG that the DOJ has decided to close its inquiry into this matter and not to file criminal charges in connection therewith.

ADG also received inquiries from the Commission as to this matter and has responded to these inquiries. In a notice dated December 7, 2012 (the "Commission Notice"), the Commission advised ADG that it has completed its investigation into this matter and does not intend to recommend any enforcement action by the Commission.

As a result of its receipt of the DOJ Notice and the Commission Notice, ADG now considers these matters related to the DOJ subpoena to be resolved.

While these matters were unresolved, the Company was unable to predict the outcome of the DOJ and Commission inquiries and therefore no distributions to stockholders were made. Now that these matters related to the DOJ subpoena are resolved, ADG expects to complete the remainder of the Delaware dissolution process which includes notice to creditors and publication of the dissolution, followed by a petition to the Delaware courts. ADG has finalized the creditor notice process. On October 4, 2013, ADG filed a petition with the Delaware Court of Chancery for authority to make an initial distribution of not more than $42.1 million to stockholders by the end of 2013, to withhold approximately $1.5 million to cover expenses and unknown claims, and to make a final distribution to stockholders in September 2014, immediately following the end of the three-year period following the Dissolution Date during which ADG is required under Delaware law to maintain a quasi-corporate existence. On October 11, 2013, the Delaware Chancery Court approved the petition and issued a final order authorizing these actions. ADG currently intends to distribute approximately $41.2 to $42.0 million of these funds, or approximately $5.00 to $5.10 per share, in the fourth quarter of 2013. ADG has engaged Computershare Inc. to act as distribution agent.

Furthermore, under the Agreement, ADG agreed to indemnify Chemring and certain of its related parties from any losses, fines or penalties arising out of, among other things, the completed contracts of Mecar and Mecar USA. ADG further agreed to escrow $15 million of the cash consideration paid to ADG in the asset sale to secure its indemnification obligations under the Agreement. All of these escrowed funds, including interest income of $14,000 and net of indemnification amounts paid to Chemring of approximately $55,000, have now been released back to ADG for distribution to its stockholders.

ADG's Securities.

ADG currently has one class of securities outstanding, its common stock, par value $.10 per share (the "Common Stock"). The Common Stock is registered under Section 12(g) of the Exchange Act. Previously, the Common Stock was listed on the NYSE Amex and registered under Section 12(b) of the Exchange Act. On September 2, 2010, ADG received a staff determination letter (the "Staff Determination") from NYSE Amex LLC (the "Exchange"). The Staff Determination stated that the Exchange determined that the Common Stock no longer complied with the requirements for continued listing set forth in the Exchange's rules as a result of the sale of substantially all of ADG's assets. On September 20, 2010, ADG announced that trading of Common Stock would be transferred from the Exchange to the OTCQB Marketplace. On October 1, 2010, the Exchange filed a Form 25 under Rule 12d2-2 of the Exchange Act. As a result, effective October 10, 2010, the Common Stock was delisted from the Exchange and deregistered under Section 12(b) of the Exchange Act. Additionally, upon the filing of the Certificate with the Delaware Secretary of State on August 31, 2011, pursuant to Delaware law, ADG closed its stock transfer books and instructed its transfer agent that no further stock transfers will be recognized. On that date, the Common Stock also ceased trading on the OTCQB Marketplace.

ADG also is a party to a Rights Agreement, dated June 6, 2011, as amended, pursuant to which ADG has registered under Section 12(g) a class of Preferred Share Purchase Rights (the "Rights"). Each Right entitled a stockholder to purchase from ADG one one-hundredth of a share of ADG's Junior Participating Preferred Stock, Series B at a price of $50 per one one-hundredth per preferred share. The Rights are attached to the Common Stock and do not trade separately from the Common Stock. The Rights do not provide for voting rights, nor are dividends paid on the Rights. The Rights Agreement expired at the close of business on December 31, 2011.

The Common Stock and the Rights remain registered under Section 12(g) of the Exchange Act. As a result, ADG has reporting obligations under Section 13(a) of the Exchange Act. ADG is current in its Exchange Act reporting obligations. As of November 6, 2013, ADG had approximately 750 holders of record of the Common Stock.

In addition, ADG previously filed and caused to be declared effective several registration statements on Form S-3 and Form S-8 (the "Registration Statements"). ADG is not obligated to maintain the effectiveness of any of the Registration Statements. As a result, ADG has filed and caused to become effective post-effective amendments to the Registration Statements for the purpose of deregistering and removing any unsold shares. No sales or transfers under any of the Registration Statements have been made since January 1, 2011. The Registration Statements consist of the following:

- Registration Statement on Form S-3 (File No. 333-101724), filed on December 9, 2002, as amended on February 7, 2003, and declared effective on February 15, 2003. On August 25, 2011, ADG filed Post-Effective Amendment No. 1 to this Registration Statement to deregister all securities registered but remaining unsold, if any, under the Registration Statement and to terminate the effectiveness of the Registration Statement, which Post-Effective Amendment was declared effective on August 31, 2011.
- Registration Statement on Form S-8 (File No. 333-48297), filed and effective on March 20, 1998, relating to the Allied Research Corporation 1997 Incentive Stock Plan. On August 25, 2011, ADG filed Post-Effective Amendment No. 1 to this Registration Statement to deregister all securities registered but remaining unsold, if any, under the Registration Statement and to terminate the effectiveness of the Registration Statement.
- Registration Statement on Form S-8 (File No. 333-63954), filed and effective on June 27, 2001, relating to the Allied Research Corporation 2001 Equity Incentive Plan (the "2001 Equity Incentive Plan"). On August 25, 2011, ADG filed Post-Effective Amendment No. 1 to this Registration Statement to deregister all securities registered but remaining unsold, if any, under the Registration Statement and to terminate the effectiveness of the Registration Statement.
- Registration Statement on Form S-8 (File No. 333-106305), filed and effective on June 20, 2003, registering additional securities to be issued pursuant to the 2001 Equity Incentive Plan. On August 25, 2011, ADG filed Post-Effective Amendment No. 1 to this Registration Statement to deregister all securities registered but remaining unsold, if any, under the Registration Statement and to terminate the effectiveness of the Registration Statement.

Dissolution and Liquidation Proceedings.

Upon the filing of the Certificate with the Delaware Secretary of State, pursuant to Delaware law, ADG closed its stock transfer books and instructed its transfer agent that no further stock transfers would be recognized. On that date, the Common Stock also ceased trading on the OTCQB Marketplace. ADG is nevertheless required under Delaware law to maintain a quasi-corporate existence for a period of at least three years after the Dissolution Date for the limited purpose of winding up its affairs and discharging or making provision for the discharge of its liabilities. Net assets in liquidation at September 30, 2013, after accounting for liquidation basis adjustments, were approximately $43,025,000, or $5.22 per share.

Remaining Assets and Liabilities as of September 30, 2013.

At September 30, 2013, ADG had remaining total assets of $43,885,000, including cash and cash equivalents of $26,349,000, short-term investments of $17,296,000, and accrued interest receivable of $240,000. Short-term investments are funded with cash in excess of funds required for immediate use by ADG, which has been invested with the primary goal of preserving capital. As such, the funds are invested in short-term, high-quality, fixed-income securities and are accounted for at fair value. In addition to short-term investments, ADG invests in money market funds which are classified as cash equivalents. Amounts are transferred between short-term investments and money market funds based on investment availability and yield. As described above, the escrowed funds consisted of approximately $15 million of the cash consideration paid to ADG in the asset sale to Chemring to secure ADG's indemnification obligations under the Agreement. All of these escrowed funds, including interest income of $14,000 and net of indemnification amounts paid to Chemring of approximately $55,000, have now been released back to ADG for distribution to its stockholders.

At September 30, 2013, ADG had remaining total liabilities of $860,000, including estimated net costs to be incurred during liquidation of $639,000, accounts payable of $47,000 and other liabilities of $174,000. Estimated net costs to be incurred during liquidation consist of the sum of following: compensation for directors of $63,000, compliance costs of $318,000, and professional fees of $261,000, less interest income on cash and investment balances of $3,000.

Exchange Act Reporting.

The foregoing "Background" information relating to the asset sale to Chemring and the Plan of Dissolution, along with other information pertinent to these matters, is described in more detail in ADG's definitive proxy statement, filed on July 28, 2010, relating to the asset sale with Chemring and the Plan of Dissolution. On September 30, 2010, ADG's stockholders approved the Plan of Dissolution at a special meeting of stockholders, as described above. Since ADG's stockholders approved the Plan of Dissolution, ADG has continued to provide additional information concerning these and other matters in its periodic and current reports filed with the Commission, all on a timely basis, as follows:

- Annual Reports on Form 10-K for the years ended December 31, 2010 (filed on March 17, 2011), December 31, 2011 (filed on March 23, 2012), and December 31, 2012 (filed on March 29, 2013);

- Quarterly Reports on Form 10-Q for the quarters ended September 30, 2010 (filed on November 12, 2010), March 30, 2011 (filed on May 9, 2011), June 30, 2011 (filed on August 12, 2011), as amended by Amendment No. 1 thereto (filed on September 12, 2011), September 30, 2011 (filed on November 14, 2011), March 30, 2012 (filed on May 11, 2012), June 30, 2012 (filed on August 13, 2012), September 30, 2012 (filed on November 14, 2012), March 31, 2013 (filed on May 15, 2013), and June 30, 2013 (filed on August 14, 2013); and
- Current Reports on Form 8-K filed on October 1, 2010, December 22, 2010, May 25, 2011, and August 31, 2011.

ADG believes that the foregoing periodic and current reports also illustrate that ADG has a well-established record of keeping its stockholders fully informed and up-to-date by making timely disclosure of material information regarding ADG and the liquidation and dissolution process. ADG has continued this practice after the Dissolution Date as indicated by its periodic and current reports filed subsequent to that date.

II. DISCUSSION

The requirement that a Delaware corporation maintain its limited quasi-corporate existence following dissolution creates difficulties in accomplishing the timely termination of the ADG's reporting obligations under the Exchange Act. Pursuant to Rule 12g-4(a) under the Exchange Act, a reporting company may terminate registration of a class of securities under Section 12(g) if that class of securities is held of record by (i) less than 300 persons or (ii) less than 500 persons and the company had assets valued at no more than $10 million at the end of each of its preceding three fiscal years. Because ADG currently has more than 700 record holders of its Common Stock, it is not currently eligible to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act.

The Commission stated in Release No. 34-9660 (June 30, 1972) that in certain instances granting relief from the reporting requirements of the Exchange Act upon request by the issuer would be appropriate if compliance would be unreasonably expensive in light of the benefit to be derived from continued reporting. The Commission stated that: "an unreasonable effort or expense would result if the benefits which might be derived by the shareholders of the issuer from the filing of the information are outweighed significantly by the costs to the issuer of obtaining the information. For example, where a company has ceased or severely curtailed its operation it might be unreasonable to require it to undergo the expense of obtaining the opinion of an independent auditor on its financial statements."

ADG falls squarely within the criteria set forth in Release 34-9660 for granting relief from the reporting requirements of the Exchange Act. As noted above, ADG no longer has any full-time employees and no longer conducts any active business operations. Continued compliance with the reporting requirements of Sections 13(a) and 15(d) would pose a substantial burden on ADG with no offsetting benefit to any existing stockholder or to any trading market. As noted above, as of September 30, 2013, ADG estimated that net assets available in liquidation were approximately $5.22 per outstanding share of Common Stock. ADG believes (i) there would be no public interest served by requiring ADG to continue to file periodic reports under the Exchange Act, and (ii) filing periodic reports would not provide any meaningful information to stockholders beyond the information that would be contained in its filings of Current Reports on Form 8-K. Instead, ADG proposes to continue to file Current Reports on Form 8-K to report material developments relating to its liquidation and dissolution, similar to ADG's Form 8-K filed with the Commission on December 22, 2010, including any liquidating distributions and other material payments and expenses related to the dissolution and liquidation process, and upon completion of the dissolution process. However, requiring ADG to continue full reporting under the Exchange Act would serve only to reduce the amount of funds available to satisfy its obligations to creditors and ultimately for its distribution to stockholders.

As noted above, ADG currently is being managed by its two directors who are also serving as its Chief Executive Officer and Chief Financial Officer, and ADG no longer has any full-time employees. Continued compliance with the Exchange Act reporting requirements would place an undue administrative and financial burden on ADG and further diminish the amount of funds available to satisfy its obligations to creditors and ultimately for its distribution to stockholders. ADG estimates that the costs associated with producing the reports necessary for continued compliance with the Exchange Act reporting requirements would be approximately $155,000 annually, including approximately $70,000 in auditing fees paid to ADG's independent registered accounting firm, $60,000 in costs paid to ADG's outsourced accounting staff, and $25,000 in financial printing costs for EDGAR filings (including XBRL-tagged interactive data files).

In Release 34-9660, the Commission also stated that it will consider the nature and extent of trading in the securities of the issuer in determining whether suspension of reporting requirements is consistent with the protection of investors. As noted above, the Common Stock was delisted from the Exchange and began trading on the OTCQB Marketplace in September 2010. Moreover, when ADG filed the Certificate, its stock transfer books were closed and it instructed its transfer agent that further stock transfers would not be recognized. At that time, the Common Stock ceased to trade on the OTCQB Marketplace. Finally, as noted, ADG has filed post-effective amendments to the Registration Statements to deregister and remove any unsold securities from registration.

In several similar no-action letters, consistent with the Commission's policy as stated in Release 34-9660, the Commission staff has taken the position that it will not recommend enforcement action against an issuer which is otherwise current in its Exchange Act reporting obligations, or its officers and directors, where the filing of Forms 10-Q and 10-K is suspended, but the issuer undertakes to disclose to public investors any material developments relating to its winding up and liquidation on a Current Report on Form 8-K. *See, e.g.*, Chai-Na-Ta Corp. (Nov. 14, 2012); Freedom Financial Group, Inc. (Mar. 11, 2010), Genesee Corporation (Dec. 4, 2007); SeaDrill Ltd. (Mar. 30, 2006); JG Industries, Inc. (June 18, 2001); Secom General Corp. (Mar. 21, 2001); and Ross Technology, Inc. (Mar. 30, 1999). We believe that ADG meets the criteria set forth in Release 34-9660 and the staff's no-action letters granting relief from Exchange Act reporting in these circumstances. Specifically, as described in more detail above, ADG's stockholders approved the complete liquidation and dissolution of ADG pursuant to the Plan of Dissolution and ADG filed the Certificate as contemplated by the Plan of Dissolution on the Dissolution Date. ADG has not engaged in any business operations subsequent to the Dissolution Date other than to satisfy its obligations to dissolve, wind up and liquidate according to the Plan of Dissolution and Delaware law. ADG has previously sold all of its operating assets and satisfied substantially all of its known liabilities. ADG has resolved the matters relating to the DOJ subpoena, which was the last remaining impediment before ADG could petition the Delaware Court of Chancery to commence making distributions to stockholders. On October 4, 2013, ADG filed a petition with the Delaware Court of Chancery for authority to make an initial distribution of not more than $42.1 million to stockholders by the end of 2013, to withhold approximately $1.5 million to cover expenses and unknown claims, and to make a final distribution to stockholders in September 2014 after the three-year period following the Dissolution Date during which ADG is required under Delaware law to maintain a quasi-corporate existence. On October 11, 2013, the Delaware Chancery Court approved the petition and issued a final order authorizing these actions. As described above, ADG currently intends to distribute approximately $41.2 to $42.0 million of these funds, or approximately $5.00 to $5.10 per share, in the fourth quarter of 2013. ADG has engaged Computershare Inc. to act as distribution agent.

Additionally, upon filing of the Certificate with the Delaware Secretary of State, ADG closed its stock transfer books and instructed its transfer agent that no further stock transfers will be recognized. On the Dissolution Date, the Common Stock ceased to trade on the OTCQB Marketplace. All of the foregoing events have been fully disclosed by ADG through Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. ADG is current in its Exchange Act reporting obligations and has timely filed all of its required reports during at least the last three years, including its most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which was filed on August 14, 2013.

III. Request for Relief

For the reasons set forth above and in light of the resolution of the matters related to the DOJ subpoena, ADG respectfully requests that the Commission grant it relief from any further reporting requirements under Sections 13(a) and 15(d) of the Exchange Act commencing with the Form 10-Q for the third fiscal quarter of 2013 ending September 30, 2013, provided that ADG undertakes to disclose any material developments relating to the liquidation and dissolution, including any liquidating distributions and other material payments and expenses related to the dissolution and liquidation process, and upon completion of the liquidation process, on Current Reports on Form 8-K until ADG completes its liquidation at which time it will file a Form 15.

If the staff requires additional information regarding this letter, or if we may otherwise be of assistance, please telephone John Beckman at (202) 637-5464 or Sara von Althann at (202) 637-5592.

Very truly yours,



John Beckman

cc: John G. Meyer, Jr., President
James E. Baker, Jr., Baxter Baker Sidle Conn & Jones, P.A.